                                                                    EXHIBIT 99.3



[VIVENDI UNIVERSAL LOGO]



           VIVENDI UNIVERSAL WILL ENTER INTO A MONETIZATION AGREEMENT
                        CONNECTED TO ITS BSKYB INVESTMENT

PARIS, SEPTEMBER 25, 2001 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] will enter into a monetization structure with a financial institution related to its BSkyB investment. This structure constitutes the implementation of the commitment made to the European Commission. In connection with the monetization, Vivendi Universal also retains the financial exposures related to the value of BSkyB, no later than September 2005.

This monetization will result in Vivendi Universal recognizing an accounting profit in 2001, the amount of which is dependent on the BSkyB share price at the end of the year. However, the profit would approximate 2.6 billion euros at a share price of 650 pence.

The proceeds from this monetization, which will approximate 4.2 billion euros, are intended to reduce Vivendi Universal's debt and to finance the buyback of Vivendi Universal shares.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.


CONTACTS:


MEDIA RELATIONS:

PARIS
Antoine Lefort
011-33-1-71-71-1180
Alain Delrieu
011-33-1-71-71-1086

NEW YORK
Anita Larsen
212.572.1118
Mia Carbonell
212.572.7556


INVESTOR RELATIONS:

PARIS
Ariane de Lamaze
011-33-1-71-71-1084

NEW YORK
Eileen McLaughlin
212.572.8961